UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

A. M. CASTLE & CO.

(Name of Issuer)

A. M. Castle & Co.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

148411309
(CUSIP Number of Class of Securities)

Jeremy T. Steele
Senior Vice President, General Counsel & Secretary
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Person(s) Filing Statement)

with copies to:

Eric Orsic, Esq.
McDermott Will & Emery LLP
444 West Lake Street, Suite 4000
Chicago, Illinois 60606-0029
(312) 372-2000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$750.00	$0.09

*	Calculated solely for the purpose of determining the filing fee. The calculation of the Transaction Value assumes the acquisition of approximately 1065 shares of common stock for $0.70 per share in cash in lieu of the issuance of fractional shares expected to be created by the proposed reverse stock split.
**	Determined pursuant to Rule 0-11(b)(1) by multiplying the Transaction Value by 0.0001091.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $0.09	Filing Party: A. M. Castle & Co.
Form or Registration No.: Schedule 13E-3 (File No. 005-31304)	Date Filed: October 30, 2020

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement (the “Schedule”) is being filed by A. M. Castle & Co., a Maryland corporation (the “Company”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a “going private” transaction (the “Transaction”) relating to the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company. This Amendment No. 2 is being filed as a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction described below.

The Schedule 13E-3 was initially filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2020 and was subsequently amended by Amendment No. 1 filed on November 16, 2020.

On Deember 28, 2020, the Company filed articles of amendment with the State Department of Assessments and Taxation of Maryland with an effective time of 5:00p.m. Eastern Time on December 29, 2020 whereby, pursuant to Section 2-309(e) of the Maryland General Corporation Law (the “MGCL”), (i) each 10 shares of Common Stock outstanding as of the effective date of the reverse stock split was combined into one whole share of Common Stock and (ii) the number of issued and outstanding shares of Common Stock was simultaneously and correspondingly reduced (collectively, the “Reverse Stock Split”). No fractional shares of Common Stock were issued as a result of the Reverse Stock Split. As permitted by Section 2-214(a)(4) of the MGCL, in lieu of issuing any fractional shares to any stockholder as a result of the Reverse Stock Split, the Company will make a cash payment in an amount equal to $0.70 per pre-split share of Common Stock to any stockholder that would otherwise hold a fractional share after giving effect to the Reverse Stock Split.

Following the Transaction, the Company has fewer than 300 stockholders of record. As a result, the Company is eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act, after which time the Company will no longer be subject to the periodic reporting requirements under the Exchange Act.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 2020	A. M. CASTLE & CO.

	By:	/s/ Jeremy T. Steele
	Name:	Jeremy T. Steele
	Title:	Senior Vice President, General Counsel & Secretary

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